LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE

WWW•LEGALANDCOMPLIANCE•COM WWW•SEC-LAW-BLOG•COM DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

July 24, 2012

VIA ELECTRONIC EDGAR FILING

Michael R. Clampitt, Senior Counsel

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Omega Commercial Finance Corporation

Registration Statement on Form S-1/A

Filed June 21, 2012

File No. 333-180443

Dear Mr. Clampitt:

We have electronically filed herewith on behalf of Omega Commercial Finance Corporation (the “Registrant”) Amendment No. 3 to the above-referenced Form S-1/A.  This Amendment No. 3 is marked with  tags to show changes made from the previous filings.  In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Jon S. Cummings, IV dated July 16, 2012.  We trust you shall deem this Amendment No. 3 and the contents of this transmittal letter responsive to your comment letter.

General

Comment 1. The staff considers the equity line resale an indirect primary offering as the registrant is not primary eligible to use Form S-3 and therefore cannot be registered at this time. The staff notes the Investment Agreement contains a put option that is based on a formula tied to the public price, however, because the staff does not consider the Pink Sheets to be a public market, the staff does not consider the private placement to be complete. The selling shareholder must wait until exercise of the put and receipt of the shares before the shares can be registered for resale. With regard to the remaining shares being offered, since there is no public market, the shares must be priced.

Please revise the cover page to remove the equity line shares and replace the pricing information of the remaining shares with an established price range until such time as your common stock is listed on the OTCBB. After your common stock is quoted on the OTCBB, you can file a post-effective amendment indicating that the selling stockholders may sell all or a portion of these shares from time to time in market transactions through any stock exchange or market on which our stock is then listed, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices.

Please make corresponding changes to the Plan of Distribution and elsewhere throughout the

Prospectus.

Response 1: At this time, we are not registering the shares under the equity but may do so once our stock is quoted on the OTCBB.  We now are registering 6,275,100 shares of common stock owned by Jon S. Cummings, IV.  In accordance with the Staff Position, we are registering the shares at a fixed offering price of $.10 per share.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Michael R. Clampitt, Senior Counsel

Securities and Exchange Commission

June 19, 2012

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-5

Comment 1. We note the company recognizes revenues from loan processing fees under ASC Topic 605. Tell us how the company considered the accounting guidance in ASC Topic 310-20 as it relates to the accounting for these loan processing fees.

Response 1. We do not think accounting guidance in ASC 310-20 would apply in our case.

ASC Topic 310-20 states that “lenders may collect nonrefundable loan origination fees in connection with lending activities. The FASB concluded in Statement 91 [Subtopic  310-20] that loan origination is not a separate revenue-producing activity of a lender, and therefore, those nonrefundable fees collected at the outset of the loan arrangement are not recognized as revenue upon receipt but are deferred and recognized over the life of the loan (paragraphs 5 and 37 of FAS 91 [paragraph 310-20-35-2]).”

Loan origination fees consist of all of the following:

a. Fees that are being charged to the borrower as prepaid interest or to reduce the loan's nominal interest rate, such as interest buy-downs (explicit yield adjustments),

b. Fees to reimburse the lender for origination activities,

c. Other fees charged to the borrower that relate directly to making the loan (for example, fees that are paid to the lender as compensation for granting a complex loan or agreeing to lend quickly),

d. Fees that are not conditional on a loan being granted by the lender that receives the fee but are, in substance, implicit yield adjustments because a loan is granted at rates or terms that would not have otherwise been considered absent the fee (for example, certain syndication fees addressed in paragraph 310-20-25-19),

e. Fees charged to the borrower in connection with the process of originating, refinancing, or restructuring a loan. This term includes, but is not limited to, points, management, arrangement, placement, application, underwriting, and other fees pursuant to a lending or leasing transaction and also includes syndication and participation fees to the extent they are associated with the portion of the loan retained by the lender.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Michael R. Clampitt, Senior Counsel

Securities and Exchange Commission

June 19, 2012

However,  the “Loan Processing Fee” in our case is an upfront non-refunded fee that we charge to the prospective Borrower to review their loan request which encompasses their executive summary that details the use of funds and description of the property and or collateral, the review of the most current appraisal and or feasibility report, the back ground of borrower to determine expertise, credit worthless- in terms of the Borrower's personal credit, and review of all financial statements and tax returns. Then we issue them a formal Conditional Commitment based on the finding of our preliminary evaluation of the loan request. Even if a client pays the fee it does not mean they will get a loan.

We do not think our “Loan Processing Fee” meet any of the definitions of loan origination fees, so accounting guidance in ASC 310-20 does not apply to our case.

Finally, we acknowledge the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Legal & Compliance, LLC

By:  /s/ Laura Anthony

Laura Anthony, Esq.

Omega Commercial Finance Corporation

By:  /s/ Jon S. Cummings, IV

Name:  Jon S. Cummings, IV

Title:  Chief Executive Officer

Date:  July 24, 2012

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832